October 23, 2017

By EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BP Midstream Partners LP

Registration Statement on Form S-1 (as amended)

File No. 333-220407

Ladies and Gentlemen:

As the representatives of the several underwriters of the BP Midstream Partners LP (the “Partnership”) proposed public offering of up to 48,875,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (Washington, D.C. time) on October 25, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated October 16, 2017, through the date hereof:

Preliminary Prospectus dated October 16, 2017:

Approximately 655 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

As Representatives of the several Underwriters

By: Citigroup Global Markets Inc.

By:	/s/ Michael Jamieson
Name:	Michael Jamieson
Title:	Managing Director

By: Goldman Sachs & Co. LLC

By:	/s/ Matt Leavitt
Name:	Matt Leavitt
Title:	Managing Director

By: Morgan Stanley & Co. LLC

By:	/s/ Daniel E. Welch
Name:	Daniel E. Welch
Title:	Vice President

Signature Page to Underwriters’ Acceleration Request